02052002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
Bond Placement

CONTENTS

Press release dated August 16, 2002.

NOTES

a) On August 16, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter announcing a bond placement.

b) This report is a free translation from the original in Spanish.

Cristalchile

CRISTALERIAS DE CHILE ANNOUNCES LONG-TERM BONDS PLACEMENT

Santiago, Chile (August 16th, 2002) – On Wednesday, August 14th, 2002, Cristalerías de Chile S.A. successfully placed long-term bonds for a total amount of Ch UF 4,100,000 (US$95.5MM) in the local market.

Ch UF 2,000,000 were placed in bonds under series C –issued up to 6 years- at an average annual interest rate of 5.3%. Ch UF 2,100,000 were placed in bonds under series D –up to 21 years- at an average annual interest rate of 6.5%.

CONTACT IN SANTIAGO
Ricardo Dünner
PH: (562) 246 8855
rdunner@cristalchile.cl

Cristalchile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Benito Bustamante C.
Benito Bustamante C.
Comptroller

Date: August 16, 2002.